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                          [Letterhead of Loudeye Corp.]





                                 October 7, 2004


VIA EDGAR

Barbara C. Jacobs
Assistant Director
U.S. Securities and Exchange Commission
450 - 5th Street, N.W.
Washington, DC   20549-1004

      Re:   Loudeye Corp.
            Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-58284)

Dear Ms Jacobs:

      We received your comment letter dated September 23, 2004, advising Loudeye Corp. that the above-referenced post-effective amendment to the registration statement may not be declared effective until all open comments regarding our Form 8-K filed on August 31, 2004, have been resolved.

      We understand that all comments on the Form 8-K have been resolved, and accordingly, we hereby request that the post-effective amendment be accelerated to become effective by the close of business on Monday, October 11, 2004, or as soon thereafter as practicable.

      As requested by the Staff, Loudeye acknowledges the following:

      - Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      - The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Loudeye from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      - Loudeye may not assert this action or staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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      Please do not hesitate to contact the undersigned at (206) 832-4409 should have you any questions regarding this matter.

                                         Very truly yours,

                                         Loudeye Corp.

                                         /s/ Eric S. Carnell

                                         Eric S. Carnell
                                         Vice President Legal & Business Affairs